SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
public company

AND

TELESP CELULAR PARTICIPAÇÕES S.A.
public company

Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO” and, together with TCP, the “Companies”) hereby clarify the following in connection with the merger of shares of TCO by TCP, for the conversion of TCO into a wholly owned subsidiary of TCP (“Merger of Shares”).

1. The decision issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), on December 26, 2003, by a majority of votes of the members of its Board, concluded that the Merger of Shares did not fully comply with current laws in force.

2. The Companies reiterate their understanding that the Merger of Shares is structured, announced and being implemented strictly in accordance with all applicable laws and grants equitable treatment for the shareholders of both Companies. This equitable treatment was attested to by economic and financial analyses prepared by Citigroup Global Markets Inc. and Merrill Lynch & Co., financial institutions well known to have the technical capacity and experience required for such judgment.

3. Furthermore, the management of the Companies consider that the Merger of Shares results in significant advantages for their shareholders, as it allows them to participate in the combined businesses of both Companies and increases the liquidity and trading volume of the shares, after its implementation. The Merger of Shares also eliminates costs and overlap resulting from the existence of two separate Companies with different shareholders.

4. The Companies will bring the appropriate legal claims for the purpose of not allowing the CVM Decision to prevail, since they understand it to be illegal and, in that manner, to prove definitively that the actions taken and proposed by the Companies and their managers, in the course of the Merger of Shares, contrary to the conclusions set out in the CVM Decision, are in accordance with applicable laws and grant equitable treatment for all the shareholders involved.

5. Although the Companies disagree with the arguments and conclusion stated in the the CVM Decision and continue to be of the opinion that the Merger of Shares would be the best alternative for both Companies and their shareholders, they consider that the CVM Decision makes uncertain, in practical terms, the implementation of the Merger of Shares, as originally proposed, due to the potential obstacles that may be created by third parties. Therefore, taking into account the best interest of their shareholders, the management of TCO and TCP have concluded that the most adequate and opportune decision in light of this situation is to cancel the Merger of Shares.

6. Notwithstanding the foregoing, the Companies intend to maximize the generation of synergies between them with the purpose of increasing the value of both Companies. Further to the actions already taken in this regard, the boards of officers of TCP and TCO intend to submit to the approval of their boards of directors a proposal to incorporate the TCO investment held by TCP into TCO in order to allow the amortization of the goodwill related to the acquisition by TCP of the TCO common shares. The proposal will be implemented in strict conformity with CVM Instruction 319 using the option contemplated by Article 7 of that instruction – and CVM Instruction 349 and, therefore, without the immediate issuance of shares for the incorporation of that investment. Shares will be issued only after the tax benefits of such amortization are effectively obtained by TCO. All terms and conditions of this transaction will be announced immediately after they have been defined and approved by the respective boards of directors of the Companies.

7. Finally, TCP clarifies that the conversion of preferred shares into common shares, which would have been implemented in order to enable the Merger of Shares and that was conditioned upon the occurrence of the Merger of Shares, will no longer be implemented. Requests for conversion that have already been made will be cancelled, and the shares will be released for trading.

São Paulo, January 12, 2004.

TELESP CELULAR PARTICIPAÇÕES S.A. Fernando Abella	TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. Luis André Carpintero Blanco

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.